**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 28, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **Announcement ‑ Dealing in Securities by the Company Secretary of AngloGold Ashanti Limited**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

28 March 2017

NEWS RELEASE

DEALING IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Company Secretary has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches. The first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The Company Secretary opted to participate in the CIP in 2015. This being the second anniversary of the date on which the Company Secretary purchased the shares in 2015, the Company has purchased and allocated matching shares to the Company Secretary as detailed below:

Name of officer	Maria Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	27 March 2017
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security	Ordinary shares
Number of shares purchased	6,645
Average price of shares purchased	R146.5172
Lowest price of shares purchased	R145.76
Highest price of shares purchased	R146.57
Value of transaction (excluding brokerage and other fees)	R973,606.79
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

SHARES SOLD TO SETTLE TAX COSTS

Name of officer	Maria Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	27 March 2017
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	3,024
Selling price per share	R146.4293
Value of transaction (excluding brokerage and other fees)	R442,802.20
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

28 March 2017
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Sabrina Brockman   +1 646 880 4526 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Forward-Looking Information and Non-GAAP Financial Measures

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning production, cash costs, all-in sustaining costs, all-in costs, cost savings, headline earnings, headline earnings per share, basic earnings, basic earnings per share and other operating or financial results, and outlook of AngloGold Ashanti's operations, individually or in the aggregate, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 28, 2017

By: <u>/s/ M E SANZ PEREZ</u>
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance